FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

July 20, 2006

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Corporate Control

Dated : July 20, 2006

The following exhibit
is filed with this report
Akzo Nobel Report for the second quarter of 2006

Report for the 2nd quarter of 2006

Key Figures
2nd quarter			Millions of euros (EUR)	January-June

2006	2005	%		2006	2005		%

3,574	3,354	7	Revenues	6,966	6,395		9

			Operating income excluding
365	334	9	incidentals (EBIT)	697	608		15
10.2	10.0		– EBIT margin, in %	10.0	9.5

352	341	3	Operating income (EBIT)	727	760		(4)
9.8	10.2		– EBIT margin, in %	10.4	11.9

361	182	98	Net income	610	469		30
1.26	0.64		– per share, in EUR	2.13	1.64

			Number of employees	62,440	61,340	[1]
					61,640	[2]

1 At December 31.
2 At June 30.

Organon and Coatings drive strong results
•	Organon – double-digit growth; excellent operational performance
•	Intervet – autonomous growth of 6%
•	Coatings – record quarter; strong profit growth on significantly higher revenues
•	Chemicals – 7% autonomous growth; increasing impact of energy prices
•	Net income – positive effect of one-time tax benefit
•	Acquisition of Sico – completed
•	Separation of Pharma business – on track
•	Chemicals 2005 divestment program – deal on 9 out of 14 activities to be divested
•	Strong financial position

Report for the 2nd quarter of 2006

The report for the 3rd quarter of 2006 will be published on October 18, 2006.

Note
The data in this report are unaudited.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin is operating income (EBIT) as percentage of revenues.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Report for the 2nd quarter of 2006

C O N D E N S E D   C O N S O L I D A T E D  S T A T E M E N T  O F  I N C O M E

2nd quarter			Millions of euros	January-June

2006	2005	%		2006	2005	%

3,574	3,354	7	Revenues	6,966	6,395	9
(1,930)	(1,829)		Cost of sales	(3,726)	(3,442)

1,644	1,525		Gross profit	3,240	2,953
(867)	(840)		Selling expenses	(1,724)	(1,620)
(228)	(201)		Research and development expenses	(451)	(394)
(182)	(173)		General and administrative expenses	(364)	(353)
2	1		Other operating income	3	–
(4)	22		IAS 39 fair value adjustments	(7)	22
			Incidentals:
–	24		– special benefits		173
7	11		– results on divestments	135	13
(20)	(10)		– restructuring and impairment charges	(62)	(15)
			– charges related to major legal, antitrust,
–	(18)		and environmental cases	(43)	(19)

352	341	3	Operating income (EBIT)	727	760	(4)
(36)	(39)		Financing charges	(72)	(71)

316	302		Operating income less financing charges	655	689
50	(102)		Taxes	(54)	(207)

			Earnings of consolidated companies after
366	200	83	taxes	601	482	25
5	(9)		Earnings from nonconsolidated companies	23	4

371	191		Profit for the period	624	486
			Minority interest, attributable to minority
(10)	(9)		shareholders	(14)	(17)

361	182	98	Net income, attributable to equity holders	610	469	30

9.8	10.2		EBIT margin, in %	10.4	11.9
9.8	8.7		Interest coverage	10.1	10.7

			Net income per share, in EUR
1.26	0.64		– basic	2.13	1.64
1.25	0.63		– diluted	2.12	1.63

488	484	1	EBITDA	1,004	1,040	(3)
124	124		Capital expenditures	214	233
124	133		Depreciation	253	263

Report for the 2nd quarter of 2006

S E G M E N T  D A T A

2nd quarter			Millions of euros	January-June

2006	2005	%		2006	2005	%

			Revenues
675	603	12	Organon	1,319	1,179	12
280	277	1	Intervet	562	539	4
1,643	1,502	9	Coatings	3,077	2,743	12
981	963	2	Chemicals	2,018	1,920	5
(5)	9		Intercompany revenues/other	(10)	14

3,574	3,354	7	Total	6,966	6,395	9

			Operating income (EBIT)
			excluding incidentals
104	70	49	Organon	189	159	19
51	54	(6)	Intervet	109	107	2
175	145	21	Coatings	279	207	35
80	70	14	Chemicals	194	169	15
(45)	(5)		Other	(74)	(34)

365	334	9	Total	697	608	15

10.2	10.0		EBIT margin, in %	10.0	9.5

			Operating income (EBIT)
103	87	18	Organon	184	323	(43)
57	60	(5)	Intervet	115	113	2
162	140	16	Coatings	371	202	84
74	77	(4)	Chemicals	160	174	(8)
(44)	(23)		Other	(103)	(52)

352	341	3	Total	727	760	(4)

9.8	10.2		EBIT margin, in %	10.4	11.9

Report for the 2nd quarter of 2006

Revenues – autonomous growth of 8%
Second-quarter revenues amounted to EUR 3.6 billion, up 7% on last year. Autonomous growth was 8%, with all segments contributing, Organon in particular. Volume growth was 6% and selling prices were increased 2%. Revenues developed as follows:

				Currency	Acquisitions/
In %	Total	Volume	Price	translation	divestments

Organon	12	12	–	–	–
Intervet	1	5	1	–	(5)
Coatings	9	6	–	–	3
Chemicals	2	3	4	–	(5)
Akzo Nobel	7	6	2	–	(1)

Currency translation played a minor role in this quarter. On balance, divestments and acquisitions resulted in a decrease of 1%. At Intervet, the decrease was attributable to the divested feed additives business and Crina. Coatings completed the Sico acquisition by the end of May 2006. Acquisitions also include the earlier acquired Swiss Lack and Zweihorn. The divestments in Chemicals related to the deals concluded so far under the program announced in 2005.

Operational earnings up 9%
Excluding incidentals, operating income rose 9% from EUR 334 million to EUR 365 million. The EBIT margin was 10.2%, against 10.0% in the second quarter of 2005. Including incidentals, operating income increased 3% to EUR 352 million, with an EBIT margin of 9.8% (2005: 10.2%).

Organon achieved substantial revenues growth, while, as expected, R&D expenses increased in line with pipeline developments. Intervet’s operational results were slightly lower due to higher selling expenses. Coatings’ earnings excluding incidentals were up 21% driven by strong revenues growth at all businesses. Chemicals’ earnings excluding incidentals were up 14%, despite higher energy and raw material prices.

The decline in the result under Other principally concerns the effect of IAS 39 fair value adjustments for certain forward exchange contracts, petroleum swaps, and gas futures. For the second quarter of 2006, this amounted to a loss of EUR 4 million, whereas in the previous year this led to a benefit of EUR 22 million. In addition, the results in the captive insurance companies were lower due to higher damages in 2006.

Report for the 2nd quarter of 2006

Incidentals – on balance a loss of EUR 13 million
Incidentals in the second quarter of 2006 resulted in a net loss of EUR 13 million (2005: gain of EUR 7 million).

In 2006, results on divestments of EUR 7 million were mainly attributable to the sale of Crina by Intervet. The restructuring and impairment charges of EUR 20 million related to various restructuring activities at Coatings and Chemicals.

The incidentals for the second quarter of 2005 included the special benefit from the insurance settlement for Organon’s West Orange site and charges for environmental risks at derelict sites of companies acquired in the past.

Financing charges decreased from EUR 39 million to EUR 36 million. Interest coverage in the second quarter was 9.8 (2005: 8.7).

Taxes included a one-time tax benefit of around EUR 125 million. This benefit was attributable to the recently reached agreement with tax authorities in several countries on transfer pricing issues related to the company’s corporate income tax filings covering a period of almost ten years. Excluding this benefit, the tax rate in the first half of 2006 was 28%, compared with 30% in 2005.

Earnings from nonconsolidated companies in the second quarter of 2006 were an income of EUR 5 million, compared with a loss of EUR 9 million in 2005. In 2006, earnings included incidental charges of EUR 5 million for Flexsys and Acordis, while 2005 included incidental charges of EUR 21 million related to environmental costs for Acordis.

Net income up 98%
Net income surged 98% from EUR 182 million to EUR 361 million, as a result of improved operational earnings and the one-time tax benefits. Earnings per share were EUR 1.26 (2005: EUR 0.64). Excluding incidentals, net income rose 23% from EUR 199 million to EUR 245 million.

For the first half of 2006, net income rose 30% to EUR 610 million, mainly due to the improved operational performance. Earnings per share were EUR 2.13 (2005: EUR 1.64). Excluding incidentals, net income increased 30% to EUR 460 million (2005: EUR 354 million).

Report for the 2nd quarter of 2006

Workforce up 1,100 – organic growth and acquisitions partially offset by divestments and restructurings
At June 30, 2006, the company had 62,440 employees, compared with 61,340 at year-end 2005 and 61,640 at June 30, 2005. Cost saving measures at Coatings and Chemicals caused a decrease of 500 in the first half of 2006. Growth of certain businesses and seasonal influences resulted in a workforce expansion of 960. Acquisitions and divestments on balance added 640. Developments were as follows:

	June 30,		Acquisitions/	Other		December 31,
	2006	Restructurings	divestments	changes		2005

Organon	14,150		(60)	110		14,100
Intervet	5,320		(20)	80		5,260
Coatings	31,220	(340)	1,610	750		29,200
Chemicals	10,300	(160)	(890)	(80	)*	11,430
Other	1,450			100	*	1,350

Akzo Nobel	62,440	(500)	640	960		61,340

* This includes the transfer of 100 employees from Chemicals to Other due to integration of certain technical functions.

Separation of Pharma business – on track
Regarding the separation of our Pharma business as announced on February 7, 2006, preparations remain on track and, as previously stated, an update will follow later in the year.

Trading conditions 2006
Based on the developments in the first half of 2006, we look with confidence to the second half of the year.

Report for the 2nd quarter of 2006

Organon – double-digit growth; excellent operational performance

2nd quarter			Millions of euros	January-June

2006	2005	%		2006	2005		%

675	603	12	Revenues	1,319	1,179		12

103	87	18	Operating income (EBIT)	184	323		(43)
15.3	14.4		EBIT margin, in %	13.9	27.4

104	70	49	EBIT excluding incidentals	189	159		19
15.4	11.6		EBIT margin, in %	14.3	13.5

31.3	32.7		S&D expenses as % of revenues	31.6	32.3
18.6	16.6		R&D expenses as % of revenues	18.9	16.4

134	118	14	EBITDA	247	384		(36)

25	19		Capital expenditures	40	34

			Invested capital	1,754	1,781	[1]

			Number of employees	14,150	14,100	[1]

1 At December 31.

•	Revenues – continued strong growth; up 12%
•	Solid operational performance – 49% increase
•	R&D expenses up 26% – investing in pipeline growth
•	Infertility products – record quarter for Puregon®
•	NuvaRing® – increased growth in sales, especially in United States
•	Livial® – not approvable for U.S. market
•	Implanon® approved for U.S. market

Report for the 2nd quarter of 2006

During the second quarter of 2006, Organon’s top-line performance continued to improve strongly compared to the previous year. Revenues were EUR 675 million, which was 12% higher than in the same quarter of 2005. Autonomous growth was 12%. The impact of currencies was negligible. The main products developed as follows:

Millions of euros	Revenues

		Autonomous growth, %

	2nd quarter
	2006	on Q-2 2005	on Q-1 2006

Contraceptives	168	19	7
–of which NuvaRing®	53	75	26
Puregon®/Follistim®	102	10	5
Remeron®	66	(14)	(1)
Anesthesia	63	32	9
Livial®	38	(5)	3
Pharmaceutical ingredients	69	26	15

Operating income excluding incidentals amounted to EUR 104 million, up 49% on last year, benefiting from the revenue growth achieved. Selling expenses grew 7% and R&D expenses 26%, mainly attributable to increased expenditures for our late stage development projects.

Including incidentals, operating income grew 18% to EUR 103 million. 2005 included incidental benefits of EUR 17 million, mainly from the insurance settlement for the West Orange site.

The contraceptives franchise continued to grow substantially in the second quarter, both year-on-year and compared to the strong first quarter of 2006. Main driver was again NuvaRing® with autonomous growth of 75% on the second quarter of 2005, especially due to strong sales increases in the United States. The direct-to-consumer campaign clearly accelerated sales growth over the last two quarters. NuvaRing® has recently been approved for the Australian market. The product is performing at a strong growth pace in most of the more than 25 countries where it has been introduced so far. On July 17, 2006, the FDA approved Implanon®, the first and only single-rod implantable contraceptive, which will now be introduced on the U.S. market. Worldwide Implanon® sales over the first two quarters of 2006 amounted to EUR 33 million.

Sales of Puregon®, Organon’s largest product in sales, continued to grow in the second quarter, surpassing the EUR 100 million mark for the first time in one quarter.

The sales decrease of Livial® bottomed out with sales growing slightly again compared to the first quarter of this year. In June 2006, the FDA informed us that they deemed Livial® as “not approvable” for the U.S. market.

Remeron® sales decreased only 1% compared to the first quarter of 2006. The decrease on the same period last year mainly reflected the decrease of Remeron® sales in the United Sates. Remeron® sales in Europe remained fairly stable.

The strong sales increase for anesthesia products compared to 2005 is mainly due to the sales for Anzemet® in the United States.

Pharmaceutical ingredients are showing a positive trend again after several quarters of declining or stable performance.

Report for the 2nd quarter of 2006

Intervet – autonomous growth of 6%

2nd quarter			Millions of euros	January-June

2006	2005	%		2006	2005		%

280	277	1	Revenues	562	539		4

57	60	(5)	Operating income (EBIT)	115	113		2
20.4	21.7		EBIT margin, in %	20.5	21.0

51	54	(6)	EBIT excluding incidentals	109	107		2
18.2	19.5		EBIT margin, in %	19.4	19.9

25.9	24.2		S&D expenses as % of revenues	25.0	23.7
10.6	10.5		R&D expenses as % of revenues	10.1	10.6

72	74	(3)	EBITDA	144	140		3

14	12		Capital expenditures	22	25

			Invested capital	938	883	[1]

			Number of employees	5,320	5,260	[1]

1 At December 31.

•	Revenues – 6% autonomous growth in virtually all regions and franchises
•	Strong growth in veterinary sales – Europe and the Americas
•	EBIT slightly down – higher selling expenses
•	More focus – Crina divested

Report for the 2nd quarter of 2006

Revenues of Intervet (animal healthcare products) were up by 1%. Autonomous growth was 6% with volumes up 5% and selling prices up 1%. Divestments had a negative impact of 5%. This concerned the feed additives businesses divested in July 2005.

Operating income was down 5% from EUR 60 million to EUR 57 million in the second quarter of 2006, mainly due to higher selling expenses for product introductions and the distribution infrastructure.

Despite threatening avian influenza incidences experienced earlier this year, the European market turned out to be a strong growth engine for Intervet during the second quarter. Our portfolio for small animals, with key products like the Scalibor® protector band for dogs and the comprehensive Nobivac® vaccine range, is achieving accelerated market penetration. Also pig vaccines – an area where Intervet holds a unique position – boosted sales growth. Main drivers were unique swine vaccines, such as Porcilis® PRRS (against porcine reproductive and respiratory syndrome) and Porcilis® AR-T (against atrophic rhinitis).

In North America – where Intervet generates 17% of its revenues – investments in product development and a more extensive distribution infrastructure are paying off. Veterinary sales showed 4% growth. New product introductions and line extensions, for instance the recently introduced Vista® product line (new range of combination cattle vaccines), enjoy increasing customer confidence and form a platform for future growth. Growing demand of Vetsulin® (diabetes in dogs) supports Intervet’s strategic goal to seek growth opportunities in the fast growing small animal market.

Veterinary revenue growth in Latin America continued to be in the double-digit range. Intervet benefited from a stable economic environment and from accelerating off-take of foot-and-mouth disease vaccine.

With the intention to focus further on core activities, Intervet divested Crina S.A., one of the remaining feed additives businesses held in the portfolio.

Nobilon
Nobilon has started a collaboration with the Netherlands Vaccine Institute for the development of an intranasal vaccine against Respiratory Syncytial Virus.

Report for the 2nd quarter of 2006

Coatings – record quarter; strong profit growth on significantly higher revenues

2nd quarter			Millions of euros	January-June

2006	2005	%		2006	2005		%

			Revenues
645	607		Decorative Coatings	1,126	1,049
494	432		Industrial activities	968	819
291	252		Marine & Protective Coatings	561	478
238	231		Car Refinishes	472	440
(25)	(20)		Intragroup revenues/other	(50)	(43)

1,643	1,502	9	Total	3,077	2,743		12

162	140	16	Operating income (EBIT)	371	202		84
9.9	9.3		EBIT margin, in %	12.1	7.4

175	145	21	EBIT excluding incidentals	279	207		35
10.7	9.7		EBIT margin, in %	9.1	7.5

197	174	13	EBITDA	440	268		64

25	28		Capital expenditures	47	46

			Invested capital	2,715	2,259	[1]

			Number of employees	31,220	29,200	[1]

1 At December 31.

•	Healthy growth – in particular in the industrial activities and Marine & Protective
•	EBIT margin improved 1% to 10.7%
•	Ongoing pressure from raw material prices – especially metals, epoxies, and solvents
•	Decorative Coatings – challenging business conditions in Europe; further focus on costs
•	Car Refinishes – back on track; focus on costs continues
•	Sico and Balakom acquisitions – completed

Report for the 2nd quarter of 2006

Coatings’ revenues of EUR 1.6 billion were up 9% on the previous year. Volume growth was 6%, with all units contributing. Average selling prices were virtually unchanged. Prices in the industrial areas were up, while there was some pressure in the decorative activities. Acquisitions added 3% to revenues. The acquisition of Sico in Canada was completed in the second quarter of 2006.

As a result of the continued strong revenue growth, operating income excluding incidentals grew 21% to an all-time high of EUR 175 million, with a double-digit EBIT margin of 10.7% (2005: 9.7%). Including incidentals, operating income grew 16% to EUR 162 million with an EBIT margin of 9.9% (2005: 9.3%).

Business conditions for the decorative coatings activities across Western Europe continue to be challenging, being affected by a number of factors, including cold weather. In Morocco and Turkey, business conditions were soft in this quarter. Operating costs remain under continuous review and start to reflect a positive development, with bigger savings expected for the second half of the year.

Car Refinishes now clearly turned the corner after several years of decline. The new strategy is successful. The product mix and cost base were improved. Further cost saving measures will be actively pursued.

Powder Coatings achieved a strong increase in earnings and thus consolidated upon a strong first quarter. As a source of growth, China remains particularly significant among the emerging markets.

Solid demand in China and Europe led to a further improved financial performance of Industrial Finishes, though the pressure on margins from escalating petrochemical costs has been relentless.

Marine and Protective Coatings had its strongest ever quarter in terms of revenues and operating income. Both the Marine activities and the Protective businesses achieved strong autonomous growth. However, rising raw material prices, particularly copper and epoxy resins, put pressure on margins. Also the Yacht and Aerospace activities did well, both in Europe and the Americas.

The acquisition of Balakom in the Czech Republic was completed on July 1, 2006.

Report for the 2nd quarter of 2006

Chemicals – 7% autonomous growth; increasing impact energy prices

2nd quarter			Millions of euros	January-June

2006	2005[1]	%		2006	2005[1]		%

			Revenues
242	211		Pulp & Paper Chemicals	489	420
188	179		Base Chemicals	394	396
198	183		Functional Chemicals	391	354
138	135		Surfactants	276	260
129	116		Polymer Chemicals	261	227
95	144		Activities (to be) divested	229	288
(9)	(5)		Intragroup revenues/other	(22)	(25)

981	963	2	Total	2,018	1,920		5

74	77	(4)	Operating income (EBIT)	160	174		(8)
7.5	8.0		EBIT margin, in %	7.9	9.1

80	70	14	EBIT excluding incidentals	194	169		15
8.2	7.3		EBIT margin, in %	9.6	8.8

127	137	(7)	EBITDA	270	294		(8)

59	64		Capital expenditures	102	126

			Invested capital	2,197	2,291	[2]

			Number of employees	10,300	11,430	[2]

1 The 2005 figures have been adjusted for a minor regrouping of activities.
2 At December 31.

•	Autonomous growth of 7%
•	Operational performance improved – up 14%
•	Continued pressure from higher energy cost and oil-related feedstock
•	Pulp & Paper and Polymer Chemicals – clear improvements; strong quarter
•	Several restructuring programs in progress
•	2005 divestment program – deal on 9 out of 14 activities to be divested; Salt Specialties withdrawn

Report for the 2nd quarter of 2006

Second quarter revenues at Chemicals were EUR 1.0 billion, up 2% on last year. This was attributable to 7% autonomous growth, with 3% volume growth and 4% higher selling prices. Divestments caused a 5% decrease. Currencies had hardly any impact.

Excluding incidentals, operating income rose 14% to EUR 80 million. The EBIT margin was 8.2% (2005: 7.3%). Chemicals continues to deliver on the strategy with the five platforms for growth. Including incidentals, operating income decreased 4% to EUR 74 million with an EBIT margin of 7.5% (2005: 8.0%).

Pulp & Paper Chemicals realized improved results compared to the second quarter of 2005, when there was a lock-out in the Finnish pulp & paper industry. Revenues continued to grow with higher volumes, in particular in Europe and the Americas. Energy costs continue to increase, which partly offset the positive effects of the higher revenues.

Base Chemicals showed a strong improvement of the Chlor-Alkali business on 2005, when there was a scheduled maintenance stop at the Rotterdam site. Increasing energy prices affected performance.

Functional Chemicals achieved solid top-line growth due to higher volumes. Raw material prices continue to put pressure on margins. As in the first quarter, results of both Chelates and Ethylene Amines showed a solid improvement compared to 2005. The Monochloroacetic Acid activities incurred start-up expenses for the new factory in Delfzijl, the Netherlands.

Revenues of Surfactants were in line with the previous year in spite of lower volumes. Higher selling prices more than offset the impact of raw material cost increases, with improved margins and operating results.

Polymer Chemicals again showed double-digit revenue growth in the quarter. Demand in the polymer processing industry continues to be healthy, both in Europe and the United States. Earnings improved due to volume growth and higher sales prices, more than offsetting the somewhat higher raw material costs.

The divestment program – which was announced in February 2005 – is nearing finalization, as deals have been signed for 9 out of the 14 activities to be divested. In the second quarter of 2006 the sale of the Ink & Adhesive Resins business was completed. A binding offer for the Solar Salt business in Australia was received and it is to be expected that this divestment will be finalized in the third quarter of 2006. The Salt Specialties business was withdrawn from the divestment program.

Report for the 2nd quarter of 2006

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H F L O W S

Millions of euros

	2006		2005

Profit for the period	624		486
Adjustments to reconcile earnings
to cash generated from operating activities:
Depreciation and amortization	277		280
Impairment losses	11		2
Financing charges	72		71
Earnings from nonconsolidated companies	(27)		(29)
Taxes recognized in income	58		203

Operating profit before changes in
working capital and provisions		1,015		1,013
Changes in working capital	(338)		(621)
Changes in provisions	(51)		(177)
Other	–		43

		(389)		(755)

Cash generated from operating activities		626		258
Interest paid	(158)		(148)
Income taxes paid	(165)		(154)
Pre-tax gain on divestments	(135)		13

		(458)		(289)

Net cash from operating activities		168		(31)
Capital expenditures	(214)		(233)
Investments in intangible assets	(5)		(15)
Interest received	72		56
Repayments from nonconsolidated companies	8		5
Dividends from nonconsolidated companies	9		6
Acquisition of consolidated companies[1]	(264)		(28)
Proceeds from sale of interests[1]	195		28
Other changes in noncurrent assets	27		(7)

Net cash from investing activities		(172)		(188)
Changes in borrowings	100		41
Issue of shares	35
Dividends	(275)		(268)

Net cash from financing activities		(140)		(227)

Net change in cash and cash equivalents		(144)		(446)
Cash and cash equivalents at January 1		1,486		1,811
Effect of exchange rate changes on cash and
cash equivalents and impact IAS 32 and 39		(21)		30

Cash and cash equivalents at June 30		1,321		1,395

1 Net of cash acquired or disposed of.

Report for the 2nd quarter of 2006

Lower seasonal working capital increase
Cash and cash equivalents decreased EUR 144 million in the first half of 2006, compared with a decrease of EUR 446 million in 2005. This lower decrease was mainly attributable to the higher cash flow from operating activities because the seasonal increase in working capital was lower than in 2005, despite significantly higher revenues growth.

Capital expenditures were EUR 214 million (2005: EUR 233 million), which is 85% of depreciation. At Chemicals, expenditures were temporarily lower, especially in the first quarter.

Acquisition expenditures predominantly concerned Sico and Swiss Lack, both mainly in Decorative Coatings.

Proceeds from sale of interests principally related to the first installment for the sale of a Coatings plant near Barcelona, Spain, and to the divestment of the Ink & Adhesive Resins business, the 65% interest in our Malaysian oleochemicals joint ventures, the Polymerization Catalysts & Components business in the United States, and the Electro Magnetic Compatibility (EMC) activities.

In May 2006, Akzo Nobel concluded a new seven-year EUR 1.5 billion multi-currency revolving credit facility. The new financial arrangement replaced a similar EUR 1.5 billion credit facility which was due to expire in November 2008. The new facility took advantage of favorable conditions in credit markets. As with the previous facility, it will be used as liquidity backup for Akzo Nobel’s commercial paper programs and for general funding purposes. Akzo Nobel has never drawn on its previous facility.

On June 30, 2006, Akzo Nobel agreed to sell its Stockholm/Nacka offices in Sweden to Länsförsäkringar Liv. The property will be sold early in September 2006 for EUR 30 million.

Report for the 2nd quarter of 2006

C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T

	June 30,	December 31,
Millions of euros	2006	2005

Property, plant and equipment	3,332	3,432
Intangible assets	644	488
Financial noncurrent assets	1,860	1,800

Total noncurrent assets	5,836	5,720

Inventories	2,027	1,987
Receivables	3,485	2,910
Cash and cash equivalents	1,321	1,486
Assets held for sale	164	322

Total current assets	6,997	6,705

Total assets	12,833	12,425

Akzo Nobel N.V. shareholders' equity	3,742	3,415
Minority interest	122	161

Total equity	3,864	3,576

Provisions	2,232	2,210
Deferred income	27	27
Deferred tax liabilities	159	156
Long-term borrowings	2,535	2,702

Total noncurrent liabilities	4,953	5,095

Short-term borrowings	528	357
Current payables	3,453	3,337
Liabilities held for sale	35	60

Total current liabilities	4,016	3,754

Total liabilities	8,969	8,849

Total equity and liabilities	12,833	12,425

Gearing	0.45	0.44

Invested capital	8,432	8,007

Shareholders’ equity per share, in EUR	13.05	11.95
Number of shares outstanding, in millions	286.8	285.8

Report for the 2nd quarter of 2006

C H A N G E S   I N   E Q U I T Y

	Share-
	holders’	Minority
Millions of euros	equity	interest	Equity

Balance at December 31, 2005	3,415	161	3,576
Equity settled transactions	8		8
Changes in fair value of derivatives	6		6
Changes in exchange rates in respect of affiliated
companies	(74)	(12)	(86)

Income directly recognized in equity	(60)	(12)	(72)
Profit for the period	610	14	624

Total income	550	2	552
Dividend paid	(258)	(17)	(275)
Shares issued upon exercising of stock options	35		35
Changes minority interest in subsidiaries		(24)	(24)

Balance at June 30, 2006	3,742	122	3,864

Strong financial position
Invested capital at June 30, 2006, amounted to EUR 8.4 billion, EUR 0.4 billion higher than at December 31, 2005. This increase was attributable to the seasonal increase of working capital and acquisitions, partially offset by negative currency translation effects.

Equity was up EUR 0.3 billion to EUR 3.9 billion, mainly because of first half-year retained income. In the first half of 2006, 1.1 million common shares were issued in connection with the exercise of stock options.

Net interest-bearing borrowings increased by EUR 0.2 billion to EUR 1.7 billion, as a consequence of the seasonally negative funds balance. Gearing was 0.45 (December 31, 2005: 0.44). The company remains in a strong financial position, which is also reflected in its A– credit rating.

Arnhem, July 20, 2006	The Board of Management

Report for the 2nd quarter of 2006

Additional Information	Akzo Nobel N.V.
The explanatory sheets used by the CFO during the	Velperweg 76
press conference can be viewed on Akzo Nobel’s	P.O. Box 9300
corporate website www.akzonobel.com.	6800 SB Arnhem
The Netherlands
	Tel.	+ 31 26 366 4433
	Fax	+ 31 26 366 3250
	E-mail	ACC@akzonobel.com
	Internet	www.akzonobel.com